K&L Gates llp 1601 K Street NW Washington, DC 20006-1600 t 202.778.9000 www.klgates.com
August 14, 2009
Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E., Room 4700
Washington, D.C. 20549
Calamos Global Dynamic Income Fund
333-153443
811-22047
Dear Mr. Greene:
     This letter is a follow-up to our earlier letter to you dated March 3, 2009 (the “Earlier Correspondence”), and responds to the comments you verbally conveyed to me on March 24, 2009, regarding pre-effective amendment no. 1 to the registration statement on Form N-2 of Calamos Global Dynamic Income Fund (the “Fund”). For your convenience, each of your comments is repeated below, with responses immediately following.
     The revisions to the registration statement responding to these comments are included in pre-effective amendment no. 2, which was filed with the SEC on the date of this letter.
1. Comment: Please amend your discussion of the Fund’s managed distribution order to state whether the implementation of the order will cause any change in the Fund’s current level distribution policy. In addition, please include additional disclosure describing the conditions of the managed distribution order.
Response: The Fund has amended the disclosure to note that the implementation of its managed distribution plan pursuant to its exemptive order will not result in any material or substantive change to the Fund’s current level distribution policy. In addition, the Fund has included additional disclosure regarding the conditions of the managed distribution order on pages 3 and 53 of the prospectus.
2. Comment: The prospectus discusses an exemptive order granted by the SEC which gives the Fund the ability to exceed the leverage limitations of the 1940 Act for a limited period of time, ending on October 31, 2010 (the “Asset Coverage Order”). Please include disclosure to the effect that any borrowings in reliance upon the Asset Coverage Order could increase the risk that the Fund will have less assets available to cover its outstanding liabilities.

Mr. Larry Greene
August 14, 2009

Response: The Fund has amended the disclosure on pages 6 and 30 of the prospectus to include the following sentence:
In addition, any borrowings in reliance upon the Order could increase the risk that the Fund will have less assets available to cover its outstanding liabilities, including any claims of its common shareholders.
3. Comment: In response 3 in the Earlier Correspondence, you described the reasons why the Fund had not yet redeemed all of its outstanding Auction Rate Cumulative Preferred Shares (“ARPS”). Please describe to the staff the Fund’s current plans for redeeming the remaining ARPS.
Response: As described in the prospectus, on May 15, 2009, the Refinancing Committee of the Board of Trustees approved the completion of the refinancing of all of the Fund’s outstanding ARPS. In addition, the Board of Trustees has made the findings required by the Asset Coverage Order, and has similarly approved the refinancing in accordance with the conditions of that order. Currently, the Fund anticipates that redemptions of the ARPS will occur over the course of the next few months. Upon completion of that refinancing, the Fund’s leverage ratio is not expected to change materially.
The Fund has the option to rely upon the Asset Coverage Order, but presently intends not to do so. The Fund believes that it will satisfy the asset coverage requirements imposed by the Investment Company Act of 1940 (the “1940 Act”), upon completion of the refinancing. As a result, no reliance on the Asset Coverage Order will be necessary. The approval of the refinancing has, however, complied with the Asset Coverage Order, and the Fund reserves the right to rely on the terms of that order. Any refinancing that is ultimately completed will be fully reflected in any prospectus supplement used by the Fund under this registration statement.
4. Comment: Please revise the prospectus to include cross references, as applicable, to the section of the prospectus that describes the limitations rating agencies may have imposed on the Fund’s ability to leverage, including the numerical limitations under which the Fund currently operates.
Response: The Fund has revised the prospectus to include cross references on pages 14, 30, 43 and 58 to the section entitled “Rating Agency Guidelines,” which describes the limitations rating agencies may have imposed on the Fund’s ability to leverage, including the requirement that the Fund maintain eligible assets having an aggregate discounted value at least equal to 115% of the applicable basic maintenance amount, which is calculated separately for debt securities and preferred shares for each rating agency that is then rating the senior securities and so requires.
5. Comment: In response 10 in the Earlier Correspondence, you noted that the prospectus risk disclosure was updated, in response to staff comment, to include a discussion of the effect of the recent market turmoil on the risks associated with credit default swaps. Please also expand generally upon the risks associated with the recent market turmoil.
Response: The Fund will include the following as an additional Risk Factor on pages 12 and 39 of the prospectus:

Mr. Larry Greene
August 14, 2009

Recent Market Events. Recently, domestic and international markets have experienced a period of acute stress starting in the financial sector and then moving to other sectors of the world economy. This stress has resulted in unusual and extreme volatility in the equity markets and in the prices of individual stocks. These market conditions could add to the risk of short-term volatility of the Fund.
In addition, debt markets have experienced a period of high volatility which has negatively impacted market liquidity conditions and prices. Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. These concerns expanded to include derivatives, securitized assets and a broad range of other debt securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, and sectors. As a result, debt instruments have experienced, and may in the future experience, liquidity issues, increased price volatility, credit downgrades, and increased likelihood of default. These market conditions may have an adverse effect on the Fund’s investments and hamper the Fund’s ability to sell the debt securities in which it invests or to find and purchase suitable debt instruments. In addition, illiquidity and volatility in the credit markets may directly and adversely affect the setting of dividend rates on the common shares.
The recent market conditions have also caused domestic and international issuers to seek capital infusions to strengthen their financial positions or to remain financially viable. These capital infusions have taken a variety of forms, including the public or private issuance of additional debt securities, equity securities or both, which have been purchased by, among others, public and private investors, government agencies, and sovereign wealth funds. If the Fund owns shares of an issuer that sells additional equity securities and the Fund cannot or chooses not to purchase shares in the offering, the Fund’s interest in the issuing company will be diluted.
     We believe that this information responds to all of your comments. If you should require any additional information feel free to call me at 202.778.9220.
Very truly yours,
/s/ Eric S. Purple
Eric S. Purple
Enclosures

Copies (w/encl.) to:	Stathy Darcy
Paulita A. Pike (firm)